Exhibit 1.6

Pivotal Showcases Pivotal Homebuilder Front Office at the 2005 International Builders’ Show

CRM experts share tips on how homebuilders can successfully select and deploy sales, marketing and customer care software

FOR IMMEDIATE RELEASE

Vancouver, BC – January 11, 2005 - Pivotal Corporation, a CDC Software company and a leading CRM solution provider for mid-sized enterprises today announced that it will be showcasing the Pivotal Homebuilder Front Office product suite at the 2005 International Builders’ Show in Orlando, Florida, January 13 through 16.

In addition, attendees will learn how to select and use sales automation software including what questions to ask, common pitfalls to look out for during the evaluation process and how to evaluate software options based on their specific business processes during a moderated panel presentation on Friday, January 14 at 1:30 pm EDT titled ‘Builder Technology Forum – – Sales Automation Software’. Homebuilding CRM experts including Steven Lewkowitz, professional services director, Pivotal Corporation and representatives from two builders will share their experiences on how homebuilders can successfully select and deploy sales automation software.

Lewkowitz will also participate in ‘Communication Tools to Enhance Productivity and Profitability’ a presentation which will explore how communication skills, business practices and integrated systems are used in the daily life of a builder and key stakeholders on Saturday, January 15 at 11:00 am EDT. Lewkowitz has more than 20 years of homebuilder CRM experience working with leading technology vendors and top builders.

To learn more, please visit http://www.pivotal.com/products/realestate/pivotal.asp or visit Pivotal at booth S11660 for a live demonstration during the conference.

About Pivotal Homebuilder Front Office

Pivotal Homebuilder Front Office features industry-specific sales, marketing and service functionality, extensive integration to Microsoft Office, including Outlook, and a user-friendly application with workflow designed to meet the way homebuilders operate. With these capabilities, sales agents are able to capture prospect information and access information on available homes, building status, pricing and options. In addition, a built-in financial calculator helps agents quickly compile scenarios that take into account different fees including mortgage fees, tax schedules, and down payments, which can then be incorporated into contracts that can be revised as the sale progresses. Customer care representatives can access a comprehensive repository of customer information, review the home history, and manage the complete service cycle, including assigning contractors, tracking service requests, monitoring service quality and tracking contractor and supplier charge-backs.

About Pivotal Corporation

Pivotal Corporation, a software unit of chinadotcom corporation [NASDAQ: CHINA], is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises – a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,700 companies around the world have licensed Pivotal including: Centex Homes, Farm Credit Services of America, Premera Blue Cross, Qiagen, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has approximately 1,800 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of products and services to produce meaningful increases in revenues, margins and customer loyalty. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including the following, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the risks involved in developing software solutions and integrating them with third-party software and services. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
Tel: 604/699-8536
Email: cclark@pivotal.com

© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.